Item 77D - SunAmerica Series, Inc. NSAR-B

The Board of Directors of the Registrant amended the principal investment strategy of the Focused Dividend Strategy Portfolio (the "Portfolio") to allow the portfolio manager, from time to time, to substitute certain securities for those selected for the Portfolio or reduce the position size of a portfolio security in between the annual rebalancings, under certain limited circumstances. These circumstances will generally include where a security held by the Portfolio no longer meets the dividend yielding criteria, when the value of a security becomes a disproportionately large percentage of the Portfolio's holdings, or when the size of the Portfolio's position in the security has the potential to create market liquidity or other issues in connection with the annual rebalancing or efficient management of the Portfolio, each in the discretion of the portfolio manager. Accordingly, effective June 5, 2013, a supplement to the Prospectus describing these changes was filed pursuant to Rule 497 of the Securities Act of 1933, as amended, and is incorporated by reference (SEC Accession No. 0001193125-13-250041).

The Board of Directors of the Registrant amended the principal investment strategy of each of the Focused Balanced Strategy Portfolio and the Focused Multi-Asset Strategy Portfolio (together, the "Portfolios") to modify the Portfolios' asset allocations and investment practices, and permit investments in exchange-traded funds to obtain exposure to a particular asset class when there is no SunAmerica fund option available. Accordingly, effective July 2, 2013, a supplement to the Portfolios' Prospectus describing these changes was filed pursuant to Rule 497 of the Securities Act of 1933, as amended, and is incorporated by reference (SEC Accession No. 0001193125-13-281010).